UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 814-01520

AGTB Private BDC
(Exact name of registrant as specified in its charter)

245 Park Avenue, 26th Floor
New York, NY 10167
(212) 692-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares of Beneficial Interest, par value $0.001 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None*

*
On December 30, 2022, AGTB Private BDC, a Delaware statutory trust (the “Target Fund”) and AG Twin Brook Capital Income Fund, a Delaware statutory trust (the “Surviving Fund”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, among other things, the merger of the Target Fund with and into the Surviving Fund. Pursuant to the Merger Agreement, on January 1, 2023, the Target Fund merged with and into the Surviving Fund.

Pursuant to the requirements of the Securities Exchange Act of 1934, AG Twin Brook Capital Income Fund, on behalf of AGTB Private BDC, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: January 5, 2023

AG Twin Brook Capital Income Fund, on behalf of AGTB Private BDC

By:	/s/ Terrence Walters
Name:	Terrence Walters
Title:	Chief Financial Officer and Treasurer